AB 6/3



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MAY 30 2013

Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARETE RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Broad Street, 1st Floor
(No. and Street)

Boston, (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Graziano (617)314-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Blvd., 4th Floor, (Address) Ft. Lauderdale, (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 6/3/13

CP 6/10/13

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARETE RESEARCH, LLC, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara-Ann Boehler
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 28, 2013

Barbara-Ann Boehler
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC

(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

FINANCIAL STATEMENTS
MARCH 31, 2013


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

TABLE OF CONTENTS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Arete Research, LLC (a Wholly-Owned Subsidiary of Arete Research Services, LLP) (the "Company") as of March 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301| **T** 954 760 9000 **F** 954 760 4465

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC (a Wholly-Owned Subsidiary of Arete Research Services, LLP) as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Transactions with Parent

As discussed in Note 4 to the accompanying financial statements, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 29, 2013

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS	
Cash	$ 1,048,967
Accounts receivable	400,581
Prepaid expenses	2,381
Deposits	8,189
Furniture and equipment, net	6,570
TOTAL ASSETS	**$ 1,466,688**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 475,984
Due to parent	353,181
Due to related party	32,028
Deferred rent	7,246
Income taxes payable	4,626
Deferred income taxes	2,600
TOTAL LIABILITIES	875,665
COMMITMENTS AND CONTINGENCIES (NOTE 7)	
MEMBER'S EQUITY	591,023
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,466,688**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2013

REVENUES:	
Research fees	$ 5,904,871
Interest income	738
TOTAL REVENUES	5,905,609
RESEARCH EXPENSES – RELATED PARTY	3,677,570
GROSS INCOME	2,228,039
GENERAL AND ADMINISTRATIVE EXPENSES:	
Payroll expenses and benefits	1,630,479
Professional fees	113,133
Travel and entertainment	73,263
Rent	63,173
Regulatory	21,023
Back office services - related party	6,000
Communication	18,703
Dues and subscriptions	49,954
Other	24,267
TOTAL GENERAL AND ADMINSTRATIVE EXPENSES	1,999,995
NET INCOME BEFORE INCOME TAX PROVISION	228,044
INCOME TAX PROVISION	92,600
NET INCOME	$ 135,444

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2013

MEMBER'S EQUITY – MARCH 31, 2012	$	565,579
NET INCOME		135,444
DISTRIBUTIONS TO MEMBER		(110,000)
MEMBER'S EQUITY – MARCH 31, 2013	**$**	**591,023**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 135,444
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	13,500
Depreciation	1,532
Deferred rent	7,246
Changes in operating assets and liabilities:	
Accounts receivable	(210,965)
Prepaid expenses	85,469
Deposits	2,499
Accounts payable and accrued expenses	273,987
Due to parent	383,174
Due to related party	(1,972)
Dividend withholding and income taxes payable	(19,374)
TOTAL ADJUSTMENTS	535,096
NET CASH PROVIDED BY OPERATING ACTIVITIES	670,540
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture and equipment	(4,089)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(110,000)
NET INCREASE IN CASH	556,451
CASH - BEGINNING OF YEAR	492,516
CASH - END OF YEAR	$ 1,048,967

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 47,689

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and solar companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in Note 4, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management does not deem that an allowance for doubtful accounts is necessary as of March 31, 2013.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (NOTE 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts.

Research fee income from the Company's largest customer accounted for approximately 7% of research fees for the year ended March 31, 2013.

Income Taxes

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (NOTE 6).

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized. For the year ended March 31, 2013, depreciation expense amounted to approximately $1,500.

Deferred Rent

The Company recognizes rent expense on a straight line basis when a lease contains predetermined, fixed escalations of minimum rentals. The difference between rent expense and the rental amount payable under the leases are recorded as liabilities and are reported under "Deferred rent" in the accompanying statement of financial condition. As of March 31, 2013, the balance of the deferred rent liability was $7,246.

Subsequent Events

The Company has evaluated subsequent events through May 29, 2013, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2013, the Company's "Net Capital" was $173,302 and the "Required Net Capital" was $58,377. At March 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 5.1 to 1.

4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. For the year ended March 31, 2013, research and back office services expenses, as computed under this agreement, were $3,677,570 and $6,000, respectively, and are included in the accompanying statement of income under the captions research expenses and back office services – related party. Additionally, certain sales made by the Parent to its customer base in the United States of America are collected by the Company. The balance due to the Parent as of March 31, 2013 was $353,181 which consisted of research expenses and cash held on hand by the Company relating to the Parent's sales.

As of March 31, 2013, the Company owed $32,028 to an affiliate related through common ownership. The amounts are due on demand, do not bear interest, and originated from sales collected by the Company on behalf of the affiliate.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of March 31, 2013:

Accounts payable	$	14,381
Professional and regulatory fees		33,748
Salaries		30,044
Commission and bonus		397,811
	$	475,984

6. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

The provision for income tax is as follows for the year ended March 31, 2013:

Current:		
Federal	$	63,100
State		16,000
		79,100
Deferred:		
Federal		10,500
State		3,000
		13,500
Income tax provision	$	92,600

The deferred income tax liability at March 31, 2013 is mainly related to a temporary difference for depreciation in furniture and equipment for tax reporting purposes. The Company's effective tax rate for the fiscal year ended March 31, 2013 was 41.44% which differs from the federal statutory rate of 34%, as a result of the state taxes in Massachusetts and New York.

The U.S. Federal jurisdiction, Massachusetts and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2010.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease for the office space expires in October 2017. The approximate future lease rent payments under this non-cancelable operating lease approximate the following:

For the year ending March 31,		
2014	$	49,000
2015		49,000
2016		49,000
2017		49,000
2018		29,000
	$	225,000

Rent expense for the year ended March 31, 2013 amounted to approximately $63,000.

8. EMPLOYEE BENEFIT PLAN

The Company is a sponsor of a 401(k) Retirement Plan. The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year. The contributions to the Plan were approximately $27,700 for the year ended March 31, 2013 and are included under the caption "Payroll expenses and benefits" in the accompanying statement of income.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2013

CREDITS	
Member's equity	$ 591,023
DEBITS	
Accounts receivable	400,581
Prepaid expenses	2,381
Deposits	8,189
Furniture and equipment, net	6,570
TOTAL DEBITS	417,721
NET CAPITAL	173,302
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $875,665 OR $5,000, WHICHEVER IS GREATER	58,377
EXCESS NET CAPITAL	**$ 114,925**
Excess Net Capital @ 1,000%	**$ 85,736**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**5.1 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 475,984
Due to parent	353,181
Due to related party	32,028
Deferred rent payable	7,246
Income taxes payable	4,626
Deferred income taxes	2,600
	$ 875,665

See independent auditor's report

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF MARCH 31, 2013

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	239,553
Audit adjustments – entry to accrue for additional research expenses		(65,539)
Audit adjustments – entry to accrue for SIPC 7		(6,748)
Audit adjustments – entries to adjust the income tax provision		6,036
NET CAPITAL PER COMPUTATION, ON PAGE 12	$	173,302

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2013

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. Under this provision, the Company is required to maintain a special account for the exclusive benefit of its customers; however, during the year ended March 31, 2013, the Company did not provide services to warrant the maintenance of such account.

See independent auditor's report

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In planning and performing our audit of the financial statements of Arete Research, LLC (a Wholly-Owned Subsidiary of Arete Research Services, LLP) (the "Company") as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | **T** 954 760 9000 **F** 954 760 4465

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 29, 2013


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2013, which were agreed to by Arete Research, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arete Research, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arete Research, LLC's management is responsible for Arete Research, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
October 31, 2012	1206	SIPC	$ 5,610
May 29, 2013	1213	SIPC	$ 6,748

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended March 31, 2013, as applicable, with the amounts reported on SIPC-7 for the year ended March 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements for the period from April 1, 2012 to March 31, 2013, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, and in the related schedules, agreed to the focus reports for the period from April 1, 2012 to March 31, 2013 and to the working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 29, 2013